Mail Stop 4561

August 8, 2005

Bruce Benn
President and Chief Executive Officer
Validian Corporation
30 Metcalfe Street, Suite 620
Ottawa, Ontario K1P 5L4
Canada

> **Re:     Validian Corporation**
> **Post-Effective Amendment No. 1 to Form SB-2**
> **Filed July 8, 2005, File No. 333-114289**
> **Post-Effective Amendment No. 1 to Form SB-2**
> **Filed July 8, 2205, File No. 333-114303**
>
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2004**
> **Form 10-QSB for the Quarter Ended March 31, 2005**
> **File No. 0-28423**

Dear Mr. Benn:

We have limited our review of your filings to those issues we have addressed in our comments.  Please respond to our comments on your Forms 10-KSB and 10-QSB within 10 business days or tell us when you will respond.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Post-effective Amendment to Form SB-2 (File No. 333-114289)</u>

General

1.      We note that you also filed a post-effective amendment to a registration statement
        on Form SB-2 (file no. 333-114303) relating to the resale of over 10 million
        shares of common stock.  Please revise this post-effective amendment to include a
        brief description of all concurrent public offerings in the prospectus and expand
        your front cover page to disclose the existence of any concurrent offerings and to
        indicate the number of shares covered by other registration statements.  This
        comment also applies to your post-effective amendment to Form SB-2 (file no.
        333-114303).

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Item 8A. Controls and Procedures, page 59

2.      We note the disclosure that your independent registered public accounting firm
        advised you of certain significant internal control deficiencies that they
        considered to be, in the aggregate, a material weakness in connection with their
        audit of your consolidated financial statements.  We further note that your
        President and Chief Executive Officer and Chief Financial Officer and Treasurer
        concluded that your controls and procedures were not effective as of the end of
        the period due to these significant deficiencies, namely inadequate supervision
        and segregation of duties.  Please revise to disclose in greater detail the nature of
        the material weakness identified in your disclosure.  In this regard, also revise to
        disclose the specific steps that the company has taken, if any, to remediate the
        material weakness, disclose when the material weakness first began, and disclose
        whether the company believes that the material weakness still exists at the end of
        the period covered by the report.  This comment also applies to the Item 3
        disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

3.      To the extent that the size and resources of your company will not enable you to
        address this material weakness and the ineffectiveness of your disclosure controls
        and procedures, you should expand your risk factor disclosure on page 18 to
        specifically address the risk to both your company and investors posed by this
        ongoing material weakness and ineffective disclosure controls and procedures.
        This comment also applies to the Item 3 disclosure in your Form 10-QSB for the
        quarter ended March 31, 2005 and the risk factor disclosure in both your post-
        effective amendments.

4.      Please revise to provide the disclosure required by Item 308(c) of Regulation S-B.
        In this regard, disclose any change in your internal control over financial

reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

\*       \*       \*       \*       \*

As appropriate, please amend your filings and respond to these comments on your periodic reports within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

       If you have any questions, please contact Rebekah Toton at (202) 551-3857.  If you need further assistance, you may contact me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal


cc:     Via Facsimile (972) 680-7551
        William L. Boeing, Esq.
        Jennifer Wisinski, Esq.
        Haynes and Boone, LLP
        Telephone: (972) 680-7550